# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TELEPHONE AND DATA SYSTEMS, INC., CIK 0001051512
CUSIP: 879433787
Title of class of securities: Depository Shares each representing a 1/1000th interest in a share of 6.625% Series UU Cumulative Redeemable Perpetual Preferred Stock, $.01 par value
Address of issuer's principal executive offices: 30 North LaSalle Street, Suite 4000, Chicago, Illinois (IL), 60602
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001539041-25-000048
Filed by CIK 0001539041

## Reporting persons
- Picton Mahoney Asset Management: type of reporting person: partnership (PN); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 1,690,616; shared voting power 0; sole dispositive power 1,690,616; shared dispositive power 0; aggregate amount beneficially owned 1,690,616 (10.06% of the class)
  Comment: Based upon Bloomberg 16.8 Million Outstanding Shares as of March 31, 2026.

## Item 1. Issuer
Name of issuer: TELEPHONE AND DATA SYSTEMS, INC.
Address of issuer's principal executive offices: 30 North LaSalle Street, Suite 4000, Chicago, ILLINOIS, 60602

## Item 2. Person Filing
Name of person filing: Picton Mahoney Asset Management
Address of principal business office or, if none, residence: 33 Yonge Street, #320, Toronto, ON M5E 1G4
Citizenship: Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Investment Fund Manager

## Item 4. Ownership
Amount beneficially owned: 1690616
Percent of class: 10.06
Sole power to vote or to direct the vote: 1690616
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1690616
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to [insert particular category of institutional investor] is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Picton Mahoney Asset Management: Catrina Duong, Chief Compliance Officer (04/27/2026)
Comment: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.